UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 0-30628
ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on NETIA SELECTS ALVARION’S BREEZEMAXTM FOR A 20 CITY WIMAX DEPLOYMENT IN POLAND dated August 22, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: August 22, 2006                                   By: /s/ Dafna Gruber
                                                     Name: Dafna Gruber
                                                     Title:   Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO               Carmen Deville
+972 3 645 6252                 +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

NETIA SELECTS ALVARION’S BREEZEMAXTM FOR A 20 CITY
WIMAX DEPLOYMENT IN POLAND

Broadband Triple Play Services to be Provided by WiMAX System Operating in 3.6 GHz

---

Tel Aviv, Israel, August 22, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that Netia, a leading competitive Polish telecommunications provider, has selected its BreezeMAX 3600 for a 20 city WiMAX deployment in Poland. An extension of Alvarion's market leading BreezeMAX solution operating from 3.6 to 3.8 GHz, the BreezeMAX 3600 is targeted at WiMAX operators in Europe and other countries where that frequency is available and enables carriers to offer broadband data, voice, and multimedia services with high performance over wide coverage areas. As a customer of Alvarion's MGW solution for multi-residential voice and data services, Netia began this WiMAX deployment in 20 additional cities upon receiving the nationwide license. Netia is one of four Polish carriers who received the nationwide WiMAX license.

“We want both business and residential subscribers across Poland to automatically think of Netia when signing up for broadband," said Wojciech Mądalski, president and CEO of Netia. "We selected the strong team of Alvarion to ensure that we can provide WiMAX services to subscribers in the first 20 cities by the end of August."

BreezeMAX is Alvarion’s award-winning WiMAX platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 180 installations in more than 80 countries around the world.

“Netia is an excellent example of a carrier who plans to use WiMAX aggressively to expand its service offerings and penetrate various new markets for increased revenues," commented Tzvika Friedman, president and CEO of Alvarion. “Our more than a decade of leadership in broadband wireless access and now WiMAX enabled us to quickly match our BreezeMAX system to the spectrum needs of Netia. We are pleased to provide them with the world's most widely deployed WiMAX system in the frequency band they require and look forward to helping Netia grow its WiMAX network to cover all of Poland eventually."

###

About Netia S.A.

Netia is the largest alternative fixed-line telecommunications operator in Poland. It operates on the basis of its own, state-of-the-art fiber-optic backbone network that connects the largest Polish cities as well as its local access networks. Netia provides a broad range of telecommunications services, including voice, data and network wholesale services.

To further strengthen its customer offering by including a convergent product, Netia intends to develop mobile capability to offer mobile services. The reservation of UMTS frequencies for P4 (previously Netia Mobile) was formally awarded by the Polish regulator.

Netia's subsidiaries were announced as winners of Poland's tender for frequency reservations in 3.6-3.8 GHz range. Netia plans to use the above frequencies to provide high quality data and voice transmission in WiMAX technology.

The main shareholders of Netia SA are international and Polish financial funds. Netia's shares are listed on the Warsaw Stock Exchange. More information on Netia can be found at http://www.netia.pl.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.